FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of June 2008

Commission File Number 001-31890

Orezone Resources Inc.
(Translation of registrant’s name into English)

290 Picton Street, Suite 201 Ottawa, ON K1K 8P8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 —

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OREZONE RESOURCES INC.

Date: June 5, 2008	/s/ Ron Little Name: Ron Little Title: Chief Executive Officer

EXHIBIT INDEX

Exhibit No.          Description

99.1                       Notice of Annual and Special Meeting of Shareholders and Management Information Circular Dated April 24, 2008

99.2                       Form of Proxy

EXHIBIT 99.1

OREZONE RESOURCES INC.

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN THAT an Annual and Special Meeting (the “Meeting”) of the shareholders of Orezone Resources Inc. (the “Company”) will be held at the Rideau Club, 99 Bank Street, 15th Floor, Ottawa, Ontario, K1P 6B9, on Thursday, May 29, 2008 at 4:30 pm (Ottawa time) for the following purposes:

(1)	to receive the financial statements of the Company for the fiscal year ended December 31, 2007, together with the auditors’ report thereon;

(2)	to elect directors of the Company;

(3)	to appoint auditors for the fiscal year ending December 31, 2008 and to authorize the directors to fix the auditors’ remuneration;

(4)	to approve a resolution approving a new stock option plan (the “Stock Option Plan Resolution”) for the Company – the 2008 Stock Option Plan (the “2008 Plan”).

(5)	to transact such further or other business as may properly come before the Meeting or any adjournments or postponements thereof.

A dress code applies at the Rideau Club: Men must wear a suit or jacket and tie at all times, no jeans; women must wear a skirt, blouse and jacket or pantsuit.

Accompanying this Notice of Meeting are a copy of the Management Information Circular, a form of proxy and copies of the Annual Report of the Company, the financial statements of the Company and Management’s Discussion and Analysis thereon, all for the financial year ended December 31, 2007. The holders of common shares of the Company of record at the close of business on April 22, 2008 are entitled to receive notice of the Meeting.

Shareholders who are unable to attend the Meeting in person are requested to date, sign and return the enclosed form of proxy to the Company’s transfer agent, Computershare Investor Services Inc., Proxy Dept., 100 University Avenue, 9th Floor, Toronto, Ontario M7Y 3J1 in the envelope provided for that purpose not later than 5:00 p.m. (Ottawa time) on Tuesday, May 27, 2008 or, if the meeting is adjourned or postponed, no later than 5:00 p.m. (Ottawa time) two business days preceding the date to which the Meeting is adjourned or postponed.

In order to be represented by proxy, you must complete and submit the enclosed form of proxy or other appropriate form of proxy.

DATED at Ottawa, Ontario, April 24, 2008.

BY ORDER OF THE BOARD OF DIRECTORS OF OREZONE RESOURCES INC.

Ronald Little, Chief Executive Officer

OREZONE RESOURCES INC.

(the “Company”)

MANAGEMENT INFORMATION CIRCULAR

April 24, 2008

SOLICITATION OF PROXIES

This Management Information Circular (the “Circular”) is furnished in connection with the solicitation of proxies by the management of the Company for use at the Annual and Special Meeting of Shareholders of the Company (the “Meeting”) to be held at the Rideau Club, Ottawa, Ontario, 99 Bank Street, Ottawa, Ontario, K1P 6B9 on May 29, 2008 at 4:30 p.m. (Ottawa time) and for the purposes set forth in the accompanying Notice of Meeting and at any adjournment(s) or postponement(s) thereof. A dress code applies at the Rideau Club: Men must wear a suit or jacket and tie at all times, no jeans; women must wear a skirt, blouse and jacket or pantsuit. The solicitation of proxies is expected to be primarily by mail, but may be supplemented by telephone or other personal contact by directors of the Company. The cost of solicitation of proxies will be borne directly by the Company.

APPOINTMENT OF PROXIES

If your intention is not to be present in person at the Meeting, you are asked to complete and return the enclosed form of proxy. The form of proxy must be dated and executed by a registered shareholder or the attorney of such shareholder, duly authorized in writing, and deposited with Computershare Investor Services Inc, Proxy Dept., 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1 no later than 5:00 p.m. (Ottawa time) two business days prior to the Meeting or, if the Meeting is adjourned or postponed, no later than 5:00 p.m. (Ottawa time) two business days preceding the date to which the Meeting is adjourned or postponed, or to the Secretary of the Company or Chairman of the Meeting at the time and place of the Meeting.

The persons designated in the form of proxy are directors of the Company. Each shareholder has the right to appoint a person to represent such shareholder at the Meeting, other than the persons designated in the form of proxy. A registered shareholder desiring to appoint some other person to represent such shareholder at the Meeting may do so by striking out the names of the persons designated and by inserting such other person’s name in the blank space provided in the form of proxy or by submitting another appropriate form of proxy. A person acting as proxy need not be a shareholder of the Company.

REVOCATION OF PROXIES

A registered shareholder giving a proxy has the power to revoke it as to any matter on which a vote has not already been cast pursuant to the authority conferred by such proxy and may do so either: (i) by delivering another properly executed proxy bearing a later date to Computershare Investor Services Inc., Proxy Dept., 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1 no later than 5:00 p.m. (Ottawa time) on the last business day prior to the Meeting or, if the Meeting is adjourned or postponed, no later than 5:00 p.m. (Ottawa time) on the last business day preceding the date to which the Meeting is adjourned or postponed, or to the Secretary of the Company or Chairman of the Meeting at the time and place of the Meeting; or (ii) by depositing, either with Computershare Investor Services Inc. at the above mentioned address prior to the day of the Meeting or any adjournments or postponements thereof, or with the Secretary of the Company or Chairman of the Meeting at the time and place of the Meeting, or any adjournments or postponements thereof, an instrument in writing revoking the proxy and executed by the registered shareholder or by his attorney duly authorized in writing. If the registered shareholder is a corporation, the instrument must be executed by a duly authorized officer under its corporate seal or accompanied by a corporate resolution authorizing the signature.

VOTING OF SHARES REPRESENTED BY PROXIES

If the enclosed form of proxy is properly completed and submitted in favour of the persons designated in the printed portion thereof, the shares represented by such form of proxy will be voted on any ballot that may be called for and where the person whose proxy is solicited specifies a choice with respect to any matter identified therein, the shares shall be voted in accordance with the specification so made. Where shareholders have not specified in the form of proxy the manner in which the designated proxy holders are required to vote the shares represented thereby as to any matter to be voted on, such shares will be voted on any ballot that may be called for in favour of such matter.

The enclosed form of proxy confers discretionary authority upon the persons named therein with respect to amendments or variations to the matters identified in the Notice of Meeting and with respect to matters other than those identified in the Notice of Meeting, which may properly come before the Meeting. As of the date hereof, the management of the Company is not aware that any such amendments, variations, or other matters are to be presented for action at the Meeting. If any matters which are not now known to the management of the Company should properly come before the Meeting, then on any ballot that may be called for, the persons appointed as proxy will vote on such matters in a manner as such persons consider to be proper.

ADVICE TO BENEFICIAL SHAREHOLDERS

The information set forth in this section is of significant importance to many shareholders who do not hold their shares in their own name. Only proxies deposited by shareholders whose names appear on the records of the Company as the registered holders of shares can be recognized and acted upon at the Meeting. If shares are listed in your account statement provided by your broker, then in almost all cases those shares will not be registered in your name on the records of the Company. Such shares will likely be registered under the name of your broker or an agent of that broker. In Canada, the vast majority of such shares are registered under the name of CDS & Co., the registration name for The Canadian Depository for Securities Limited, which acts as nominee for many Canadian brokerage firms. Shares held by your broker or their nominee can only be voted upon your instructions. Without specific instructions, your broker or their nominee is prohibited from voting your shares.

Applicable regulations require your broker to seek voting instructions from you in advance of the Meeting. Every broker has its own mailing procedures and provides its own return instructions, which you should carefully follow in order to ensure that your shares are voted at the Meeting. Often, the form of proxy supplied by your broker is identical to the form of proxy provided to registered shareholders. However, its purpose is limited to instructing the registered shareholder how to vote on your behalf. The majority of brokers now delegate responsibility for obtaining instructions from clients to the Independent Investor Communications Corporation. The Independent Investor Communications Corporation mails a scannable Voting Instruction Form in lieu of the form of proxy. You are asked to complete and return the Voting Instruction Form to them by mail or facsimile. Alternatively, you can call their toll-free telephone number to vote your shares. They then tabulate the results of all instructions received and provide appropriate instructions respecting the voting of shares to be represented at the Meeting. If you receive a Voting Instructions Form from Independent Investor Communications Corporation it cannot be used as a proxy to vote the Company’s shares directly at the Meeting as the proxy must be returned to Independent Investor Communications Corporation well in advance of the Meeting in order to have the shares voted.

If you receive either a proxy or a voting instruction form and wish to attend and vote at the Meeting in person (or have another person attend and vote on your behalf), you should strike out the names of the persons named in the proxy and insert yours (or such other person’s name) in the blank space provided or, in the case of a voting instruction form, follow the corresponding instructions on the form. In either case, please carefully follow the instructions of your broker, nominee or other service company.

RECORD DATE

The Company has set April 22nd, 2008 as the record date for the Meeting. Only shareholders of record as at that date are entitled to receive notice of the Meeting. Nevertheless, failure to receive the notice does not revoke the shareholder’s right to vote at the Meeting.

AUTHORIZED CAPITAL, VOTING SHARES AND PRINCIPAL HOLDERS

The authorized capital of the Company consists of an unlimited number of common shares (the “Shares”), of which 356,540,938 Shares are issued and outstanding as at the date hereof. Each issued and outstanding Share is entitled to one vote. Only persons who are shareholders of record at 5:00 p.m. (Ottawa time) on April 22, 2008, will be entitled to attend and vote at the Meeting, in person or by proxy, except to the extent that any shareholder transfers any of his or her shares prior to the Meeting. In such case, a transferee of shares shall be entitled to vote at the Meeting if he or she produces properly endorsed certificates for such shares or otherwise establishes that he or she owns the shares and has demanded not later than 10 days before the Meeting that his or her name be included on the list of shareholders entitled to vote at the Meeting.

As at the date hereof, to the knowledge of the management of the Company, the only persons or companies that beneficially own, directly or indirectly, or exercise control or direction over more than 10% of the voting rights attached to all outstanding Shares are:

Name	Nature of Holding	Approximate Number of Shares	Percentage of Issued Shares
Gold Fields Essakane (BVI) Limited	Direct	41,666,667	11.7%
Tradewinds Global Investors	Direct	38,211,715	11.17%

ANNUAL MEETING MATTERS

Election of the Directors

The Board of Directors of the Company is comprised of five members. The persons designated in the enclosed form of proxy intend to vote for the election, as directors of the Company, the nominees whose names are set forth below. Management does not contemplate that any nominee will be unable or unwilling to serve as a director, but if that should occur for any reason prior to the Meeting, the persons designated in the enclosed form of proxy reserve the right to vote for another nominee in their discretion. Each director elected will hold office until the next annual meeting or until a successor is duly elected or appointed, unless his office is earlier vacated in accordance with the By-laws of the Company.

The following table sets forth the names of the nominees, their respective principal occupation, the date they became a director and the number of shares beneficially owned, directly or indirectly, or over which control or direction is exercised by each of them as at the date hereof.

Name, Office Held and Residence	Director Since	Shares Over Which Control is Exercised	Principal Occupation
Ronald Little CEO and Director Ottawa, Ontario	03-02-95	2,146,524	Chief Executive Officer (“CEO”) of the Company
Michael Halvorson*†^ Director Edmonton, Alberta	06-05-03	1,487,705	President of Halcorp Capital Ltd.
Paul Carmel*^ Director Montreal, PQ	05-11-05	20,000	President and Managing Partner, MinQuest Capital Inc.
David Netherway*† Director Middlesex, United Kingdom	07-18-02	110,000	Chief Executive Officer, Shield Mining Ltd.
Alain Krushnisky Proposed Director Montreal, Ontario	N/A	Nil	Chief Financial Officer, Reunion Gold Corporation, Queensland Minerals Ltd. and Maximus Ventures Ltd.

*	Member of the Audit Committee
†	Member of Corporate Governance Committee
^	Member of the Compensation Committee

Ronald Little is a professional engineer, a geologist and the founder of the Company. He has been the Chief Executive Officer and Director of the Company since 1995. Mr. Little has more than twenty years of experience, at senior levels, in mining exploration, mine development, mine operations and capital markets. Much of his experience was gained with major Canadian mining companies and included several international projects.

Michael H. Halvorson has been involved in various aspects of the securities industry since 1967. Since 1980, he has been the President of Halcorp Capital Ltd., a private investment corporation. Mr. Halvorson also serves as a Director of Gentry Resources Ltd., NovaGold Resources Inc., Strathmore Minerals Corp., Esperanza Silver Corporation, Pediment Exploration Ltd., ICS Copper Systems Inc. and Fission Energy Corp. Notable past directorships include Western Silver Inc. and Viceroy Exploration Ltd.

Paul Carmel is a professional mining engineer who graduated from McGill University in Montreal. Mr. Carmel has over 20 years of experience in the mining sector, both in industry and in the capital markets. He is currently President and Managing Partner of MinQuest Capital Inc., the sole manager and General Partner of MinQuest Fund I L.P., a global private equity mining fund sponsored by the Caisse de dépôt et placement du Québec. He was previously Vice President and Director of Sentient Asset Management Canada Ltd., a global mining investment fund, and Vice President and Senior Gold Analyst at UBS Securities.

David Netherway is a Mining Engineer with over 30 years of industry experience, 15 of which were spent in West Africa, mainly Guinea and Ghana. He is currently the Chief Executive Officer of Shield Mining Ltd. He has been associated with Golden Shamrock Mines Ltd., Ashanti, GFL, Nevsun Resources Ltd. and Semafo Inc., and was until 2005 the President and Chief Executive Officer of Afcan Mining Corp. He is an experienced mine developer and operator, and provides the Company with a great deal of expertise and contacts in West Africa.

Alain Krushnisky is a chartered accountant with 25 years of experience in financial reporting and controls, corporate finance and treasury. Mr. Krushnisky is currently Chief Financial Officer of various resource-related companies including Reunion Gold Corporation, Queensland Minerals Ltd. and Maximus Ventures Ltd. and past CFO of Palmarejo Silver and Gold Corporation. For over 10 years, Mr. Krushnisky was a financial executive for a mid-tier gold producer, Cambior Inc., including that of Vice-President and Controller responsible for all finance related activities. Mr. Krushnisky holds a Bachelor of Commerce (Honours) degree from the University of Ottawa and is a member of the Canadian Institute of Chartered Accountants.

Appointment of Auditors

Management of the Company proposes that Deloitte & Touche LLP, Chartered Accountants, (“Deloitte”) be appointed as auditors of the Company until the close of the next annual meeting of shareholders, and that the directors be authorized to fix their remuneration.

Unless such authority is withheld, the persons named in the accompanying proxy will vote FOR the appointment of Deloitte as auditors of the Company, and to authorize the directors to fix their remuneration.

SPECIAL BUSINESS

At the Meeting, shareholders will be asked to approve a resolution approving a new stock option plan (the “Stock Option Plan Resolution”) for the Company – the 2008 Stock Option Plan (the “2008 Plan”). The resolution to approve the 2008 Plan requires the approval of the majority of votes cast by the shareholders voting in person or by proxy at the Meeting. The Board of Directors believes that the 2008 Plan is necessary in order to provide the Company with the ability to properly incentivize its key personnel. The Board of Directors has unanimously approved the 2008 Plan. No options have been issued under the 2008 Plan.

Summary of the Stock Option Plan

The 2008 Plan has the following key features:

•

The maximum number of common shares reserved for issuance under the 2008 Plan is equal to 5% of the issued and outstanding shares from time to time less the aggregate number of shares reserved for issuance or issuable under any other security based compensation arrangement for the Company. 6,695,700 options (representing 1.88% of the currently outstanding shares) are currently outstanding under the existing stock option plan (the “Plan”) and a further 72,550 (representing 0.02% of the currently outstanding shares) are issuable. To date, 5,431,750 common shares have been issued upon the exercise of options under the Current Plan, which represents 1.53% of the currently outstanding common shares of the Company. If the Stock Option Plan Resolution is approved, there would be 11,131,347 options available for issue under the 2008 Plan (representing 3.12% of the currently outstanding shares). See “Securities Authorized for Issuance Under Stock Option Plan.”

•	The maximum number of common shares which may be :
o	Issued to insiders of the Company within a one year period; and
o	Issuable to insiders of the Company at any time,

under the 2008 Plan, or when combined with all other security based compensation arrangements, shall not exceed 10% of the Company’s total outstanding common shares.

•	Options may be granted to eligible participants (“Eligible Participants”) from time to time.

•	Eligible Participants include:
o	Officers of the Company, present and future; and
o	Directors of the Company, present and future;
o	Employees and consultants providing ongoing services to the Company or a subsidiary thereof, present and future, who are not otherwise an officer or director of the Company;.

•

In addition, options may be granted to affiliates established and controlled by an Eligible Participant, or to a registered retirement savings plan established and controlled by an Eligible Participant, provided that in each case they are an Eligible Participant of the Company at the time of the grant.

•

The exercise price for each option is fixed by the Board of Directors at the time of the grant in compliance with the 2008 Plan, applicable law, and the rules of the Toronto Stock Exchange (the “TSX”), which exercise price will be no less than the market price (the volume weighted average trading price on the TSX for the five trading days immediately preceding the relevant date) of the common shares on the TSX at the time of the issue of the options. The exercise price is denominated in Canadian dollars.

•

Options will be exercisable in whole or in part, and from time to time, at any time following the date of grant prior to the expiry of their term, but provided that if an option expires during a black-out period, then the option shall remain exercisable until the period ending two trading days after the end of such black-out period.

•	Options cannot be granted for a term exceeding 10 years.

•	Options granted shall vest, and become exercisable, according to the terms in the 2008 Plan and the discretion of the Board of Directors.

•

Options granted pursuant to the 2008 Plan are non-transferable and non-assignable, other than to an Eligible Participant, registered retirement savings plan or registered retirement income fund in certain circumstances.

•

Options are subject to early termination in the event that an optionee ceases to be an Eligible Participant. Subject to the discretion of the Board of Directors, if any Eligible Participant ceases to be an Eligible Participant of the Company, for any reason, other than for cause or death, he or she may exercise any option issued under the 2008 Plan for three months from the date he or she ceases to be an Eligible Participant of, or to the Company. In the case of cause or death, unexercised options are immediately cancelled and thereafter are of no force or effect.

•	In the event of the death of an Eligible Participant, options may continue to be exercised up to one year following the death, but not beyond the normal expiry of the term of the option.

•	There is no maximum number of common shares that can be held by any one Eligible Participant.

•	The 2008 Plan allows the Board of Directors to amend the 2008 Plan without the approval of shareholders, except under the 2008 Plan the Board of Directors may not:
o	Amend the provisions of the 2008 Plan addressing the determination of the exercise price of options; or
o	Amend the 2008 Plan to increase the number of common shares that are issuable under it; or
o	Amend the requirements to be an eligible participant under the 2008 Plan; or
o	Amend the amending provisions of the 2008 Plan; or
o	Amend the exercise price of any option issued under the 2008 Plan to an insider where the amendment reduces the exercise price; or
o	Amend as necessary or advisable because of any change in securities laws; or
o	Amend the term of any option issued to an insider under the 2008 Plan where the amendment extends the term of the option;

without having first obtained shareholder approval, but excluding the votes of any insider benefiting from the proposed amendment.

•

Other than the foregoing seven amendments, the Board of Directors can make any other change to the 2008 Plan without shareholder approval. Such amendments may include, without limitation, amendments related to the vesting provisions of the 2008 Plan, the termination provisions of the 2008 Plan, the addition of any form of financial assistance by the Company for the acquisition of common shares under the 2008 Plan, the transferability of options, relating to the administration of the 2008 Plan, or any other amendment, fundamental or otherwise, not requiring shareholder approval under applicable laws or the rules of the TSX, including amendments of a clerical or “housekeeping” nature.

•

The Board of Directors also has the over-riding discretion under the 2008 Plan to extend the period of time within which an option held by a deceased participant may be exercised or within which an option may be exercised by a participant who has ceased to be an Eligible Participant (notwithstanding the default provisions of the 2008 Plan) but any such extension cannot extend beyond the original expiry date of the option, and are subject to any applicable regulatory or stock exchange approvals required at such time.

•

If a bona fide offer to purchase all of the issued common shares of Orezone is made by a third party, or the Company proposes to sell all or substantially all of its assets and undertaking, or the Company, in certain circumstances, proposes to merge or amalgamate (save and except for a subsidiary) or the Company proposes an arrangement as a result of which all of the outstanding common shares would be acquired by a third party, then an option granted under the 2008 Plan may be exercised (whether or not such option has vested) at any time up to and including (but not after) thirty (30) days following the completion of the transaction or prior to the close of business on the expiry date of the option, whichever is the earlier; and the Company may require the acceleration of the time for the exercise of the option and of the time for the fulfillment of any conditions or restrictions on such exercise.

•	No financial assistance is made available to eligible participants under the 2008 Plan.

The Board of Directors recommends that shareholders vote in favour of the Stock Option Plan Resolution.

The persons named in the accompanying proxy will vote for the approval of the Stock Option Plan Resolution, unless the shareholder has specified in the proxy that his or her shares are to be voted against such resolution.

OTHER BUSINESS

Management is not aware of any amendments or variations to matters identified in the Notice of Meeting or other matters that may properly come before the Meeting, other than those mentioned in said Notice.

STATEMENT OF EXECUTIVE COMPENSATION

Summary Compensation Table

The following table sets forth information concerning the annual and long-term compensation earned during the last three financial years in respect of the individuals who were, at December 31, 2007, the President and Chief Executive Officer and the Chief Financial Officer and the next three executive officers of the Company who earned in excess of $150,000 (the “Named Executive Officers”). All dollar figures are in Canadian dollars.

	Annual Compensation				Long-Term Compensation
					Awards		Payouts
Name/Principal Position	Year	Salary ($)	Bonus ($)	Other Annual Compensation ($)	Securities Under Options / SARS Granted (#)	Restricted Share Awards ($)	LTIP Payouts ($)	All Other Compensation ($)
Ronald Little Chief Executive Officer	2007 2006 2005	225,000 195,000 165,000	70,000 20,000 50,000	- 20,000 10,000	150,000 - 200,000	- - -	- - -	- - -
Pascal Marquis^ President	2007 2006 2005	191,250 155,313 120,000	70,000 25,000 30,000	- - - -	450,000 - 50,000	- - -	- - -	- - -
Jimena Martinez* Chief Financial Officer	2007	23,237	6,000	-	200,000	-	-	-
Neil Marotta† Vice President, Corporate Finance	2007	114,583	44,000	-	100,000	-	-	-

†	Employed for 11 months

^	Employed for 7 months as VP, Exploration, and 5 months as President

*	Employed for 2 months

Option Grants during the Most Recently Completed Financial Year

Name	Securities Under Options Granted (#)	% of Total Options Granted to Employees in Financial Year	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options on the Date of Grant ($/Security)	Expiration Date
Ron Little Chief Executive Officer	150,000	7.5%	$1.60	$1.60	Jan 2, 2017
Pascal Marquis President	150,000 300,000	7.5% 15.0%	$1.60 $1.90	$1.60 $1.90	Jan 2, 2017 July 20, 2017
Jimena Martinez Chief Financial Officer	100,000 100,000	5.0% 5.0%	$2.00 $1.85	$2.00 $1.85	Oct 25, 2017 Oct 25, 2017
Neil Marotta Vice President Corporate Finance	50,000 50,000	2.5% 2.5%	$1.60 $2.10	$1.60 $2.10	Jan 2, 2017 Mar 27, 2017

Note:	Options granted generally vest over a three year period

Aggregated Options Exercised in the most recent

Financial Year and Financial Year-End Option Values

The following table summarizes the value of the unexercised options held by the Named Executive Officers of the Company. The value of the unexercised in-the-money options at the fiscal year end is the difference between the exercise or base price of the options and the fair market value of the underlying shares on December 31, 2007, which was $1.20 per common share on the TSX. These options have not been, and may not be, exercised and actual gains, if any, on exercise will depend on the value of the underlying shares on the date of exercise. All dollar amounts are expressed in Canadian dollars.

Name	Common Shares Acquired on Exercise (#)	Aggregate Value Realized	Unexercised Options at Financial Year End (#) Exercisable / Unexercisable	Value of Unexercised In-the-Money Options at the Financial Year End ($) Exercisable / Unexercisable
Ron Little Chief Executive Officer	Nil	Nil	2,050,000 / 75,000	$1,474,500 / Nil
Pascal Marquis President	300,000	$91,000	325,000 / 375,000	Nil / Nil
Jimena Martinez Chief Financial Officer	Nil	Nil	Nil / 200,000	Nil / Nil
Neil Marotta Vice President Corporate Finance	Nil	Nil	85,000 / 115,000	Nil / Nil

Executive Employment Agreements

On January 1, 2008, the Company entered into an employment agreement with Ronald Little, the Company’s Chief Executive Officer. Mr. Little currently receives an annual base salary of $300,000 with an annual bonus determined by the Compensation Committee. If the Company terminates his employment without cause, it is obligated to pay Mr. Little 12 months salary plus two months of salary for each year of service from January 15, 1994, with the lump sum not to be greater than three years salary. In the event that his employment is terminated due to a change of control, Mr. Little is entitled to receive a lump sum amount equal to his current annual base salary plus two months for each full year of service from January 15, 1994, to a maximum of three years. Any share-based awards held by Mr. Little become fully exercisable for a period of two months from the date of termination if there is a change in control.

On January 1, 2008, the Company entered into an employment agreement with Pascal Marquis, the Company’s President. Mr. Marquis currently receives an annual base salary of $250,000 with an annual bonus determined by the Compensation Committee. If the Company terminates his employment without cause, it is obligated to pay Mr. Marquis two months of salary for each year of service from July 1, 2002, with the lump sum not to be less than six months salary and not to be greater than 24 months salary. In the event that his employment is terminated due to a change of control, Mr. Marquis is entitled to receive a lump sum amount equal to his current annual base salary plus two months for each full year of service from July 1, 2002, to a maximum of 24 months. Any share-based awards held by Mr. Marquis become fully exercisable for a period of two months from the date of termination if there is a change in control.

On January 1, 2008, the Company entered into an employment agreement with Jimena Martinez, the Company’s Chief Financial Officer. Ms. Martinez received an annual base salary of $155,000 with an annual bonus determined by the Compensation Committee. Ms. Martinez resigned from her position as of April 4, 2008.

On April 14, 2008, the Company entered into an employment agreement with Greg Bowes, the Company’s Chief Financial Officer. Mr. Bowes currently receives an annual base salary of $200,000 on the basis that he will devote 80% of his time to the Company, with an annual bonus determined by the Compensation Committee. If the Company terminates his employment without cause, it is obligated to pay Mr. Bowes two months of salary for each year of service from July 1, 2002, with the lump sum not to be less than six months salary and not to be greater than 24 months salary. In the event that his employment is terminated due to a change of control, Mr. Bowes is entitled to receive a lump sum amount equal to his current annual base salary plus two months for each full year of service from April 14, 2008, to a maximum of 24 months. Any share-based awards held by Mr. Bowes become fully exercisable for a period of two months from the date of termination if there is a change in control.

On January 1, 2008, the Company entered into an employment agreement with Neil Marotta, the Company’s Vice President, Corporate Finance and Development. Mr. Marotta currently receives an annual base salary of $200,000 with an annual bonus determined by the Compensation Committee. If the Company terminates his employment without cause, it is obligated to pay Mr. Marotta two months of salary for each year of service from October 1, 2007, with the lump sum not to be less than six months salary and not to be greater than 24 months salary. In the event that his employment is terminated due to a change of control, Mr. Marotta is entitled to receive a lump sum amount equal to his current annual base salary plus two months for each full year of service from October 1, 2007, to a maximum of 24 months. Any share-based awards held by Mr. Marotta become fully exercisable for a period of two months from the date of termination if there is a change in control.

Composition of the Compensation Committee

The Company’s executive compensation program and stock options are administered by the Compensation Committee, made up of independent members of the Board of Directors. The members of the Compensation Committee are Mr. Halvorson and Mr. Carmel.

Report on Executive Compensation

The Compensation Committee reviews the Company’s executive compensation and stock option policies and the compensation paid to the Chief Executive Officer and other officers of the Company. The Committee reports to the board of directors in its entirety for final approval. The Committee also reviews the design and competitiveness of the Company’s compensation, stock option and benefit programs generally.

The compensation of executive officers is composed primarily of three elements: a base salary, potential bonuses and the allocation of incentive stock options. The Compensation Committee establishes the levels of remuneration taking into consideration level of expertise, length of service to the Company, responsibilities, individuals’ performance and salaries paid for similar executive positions of other companies of comparable size and at the same stage of development.

Shareholder Return Performance Graph

The Chart below compares the total cumulative shareholder return over the last five calendar years assuming $100 was invested in the Shares on December 31, 2002 with the total cumulative return on $100 invested in the S&P/TSX Composite Index over the same period.

Compensation of Directors

Cash compensation paid to directors who are not also employed by the Company or its subsidiaries is $15,000 per director per year, plus $500 for each Board or committee meeting attended. A director who serves as Chair of the Audit Committee receives an additional $5,000 per year. Each member of the Audit Committee receives an additional $2,500 per year. A director who serves as Chair of the Compensation or Corporate Governance Committees receives an additional $3,000 per year. Each member of the Compensation Committee and the Corporate Governance Committee receives an additional $1,500 per year. Directors are also reimbursed for out-of-pocket expenses for attending board and committee meetings or other expenses incurred for Company purposes.

During the year ended December 31, 2007, amounts payable to non-executive directors, including directors of subsidiaries of the Company under these arrangements, totaled $122,000.

Name	Securities Under Options Granted (#)	% of Total Options Granted in Financial Year	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options on the Date of Grant ($/Security)
Directors who are not named Executive Officers	150,000	7.5%	$1.60	$1.60

The Following table sets forth the details of all exercises of stock options during the year ended December 31, 2007 by directors who are not Named Executive Officers, including directors of the Company’s subsidiaries, as well as the financial year end value of the unexercised options on an aggregate basis. All dollar amounts are expressed in Canadian dollars.

Name	Securities Acquired on Exercise	Aggregate Value Realized	Unexercised Options at FY-End	Value of Unexercised in-the Money Options at Year End[1]
Paul Carmel	-	-	200,000	Nil
Peter Allen	300,000	$330,000	25,000	Nil
Michael Halvorson	-	-	675,000	$384,250
Greg Bowes[2]	25,000	$25,000	485,000	$17,000
David Netherway	-	-	350,000	$291,250

1.	Value of unexercised in-the-money options calculated using the closing price of common shares of the Company on the TSX on December 31, 2007, less the exercise price of the in-the-money stock options.
2.	Resigned effective April 14, 2008.

INDEBTEDNESS OF DIRECTORS, EXECUTIVE OFFICERS AND SENIOR OFFICERS

No director, executive officer or senior officer of the Company, or any associates of such persons, are indebted to the Company and no indebtedness of such persons is the subject of a guarantee, support agreement, letter of credit or other similar arrangement provided by the Company.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER STOCK OPTION PLAN

The Company has a stock option plan (the “Plan”) under which options have been granted and have not yet been exercised. The Plan was created for the benefit of the directors, officers and employees of the Company, or any of its subsidiaries, as well as persons providing services to the Company or any of its subsidiaries (the “Admissible Persons”). The objective of the Plan is to create an incentive for Admissible Persons, by offering them the possibility of acquiring participation in the Company through the purchase of Shares of the Company under the Plan. No financial assistance is made available to Admissible Persons under the Plan.

The exercise price, terms, and conditions of the options are established by the directors in accordance with the policies of the regulatory authorities having jurisdiction over the securities of the Company. The Plan provides that the exercise price of the options granted is determined by the Board of Directors but cannot be lower than the closing market price on the day before the grant and if there were no transactions that day, the price cannot be lower than the average of the bid and ask prices.

The number of common shares issuable to insiders under the Plan, together with any other previously established or proposed share compensation arrangements, cannot exceed 10% of the Company’s issued and outstanding common shares at any time.

The number of common shares issued to insiders under the Plan, together with any other previously established or proposed share compensation arrangements, within any one-year period shall not exceed 10% of the Company’s issued and outstanding common shares. The maximum number of Optioned Shares which may be issued to any one insider under the Plan, together with any other previously established or proposed share compensation arrangements, within a one year period shall not exceed 5% of the Company’s issued and outstanding common shares.

The Board of Directors sets the term of the options, which cannot exceed 10 years. For greater clarity, the Board of Directors adopted a resolution on March 30, 2006 amending the Plan to specifically state that the authority of the Board of Directors to set the terms, conditions and limitations of options includes determining vesting conditions. Options terminate 30 days after an optionee ceases to be an Admissible Person or after 60 days in the event that the optionee ceases to be an Admissible Person by reason of retirement, disability or death, unless sooner terminated in accordance with the terms, conditions and limitations of the option. Options are non-assignable and non-transferable. The Board may terminate the Plan at any time with respect to common shares not yet subject to option, or amend the Plan at any time subject to obtaining any required approvals from applicable stock exchanges or regulatory authorities. On a number of occasions the Board has sought shareholder approval to increase the number of shares issuable under the Plan as the number of outstanding common shares has increased, and to retain the flexibility to reward existing employees and to attract new employees when the number shares has neared the maximum issuable under the Plan. At the 2008 Annual and Special Meeting, Shareholders are being asked to approve a new stock option plan for the Company . Additional disclosure regarding this resolution is contained within the section entitled “SPECIAL MEETING MATTERS”.

The following table sets forth details of the Plan as at April 24, 2008. The weighted average exercise price of outstanding options is $1.10.

	Securities to be issued upon exercise of outstanding options	Securities exercised since inception of incentive stock option plan	Securities available for future issuance under incentive stock plan	Securities approved by shareholders since inception of option plan
Number	6,695,700	5,431,750	72,550	12,200,000
Percentage of shares issued and outstanding	1.9%	1.5%	0%	3.4%

MANAGEMENT CONTRACTS

The Company does not have any Management Contracts.

CORPORATE GOVERNANCE PRACTICES

The Company’s corporate governance practices are as follows:

Board of Directors

The majority of the Board of Directors are independent and consist of Michael Halvorson, David Netherway and Paul Carmel. Ronald Little is Chief Executive Officer and therefore is not independent.

Ronald Little is a director of Platmin Limited.

Michael Halvorson is a director of Strathmore Minerals Corp., Gentry Resources Ltd., Esperanza Silver Corporation, NovaGold Resources Inc., ICS Copper Systems Inc., Fission Energy Corp., and Pediment Exploration Ltd.

David Netherway is also a director of Shield Mining Limited, Equigold NL, KazakhGold Group Limited and GMA Resources plc.

The Board of Directors held two meetings and used consent resolutions twice in 2007 when meetings were not possible. Mr. Little attended all meetings and Messrs. Halvorson, Netherway and Allen also attended all meetings. At each Board of Directors meeting, the independent directors also meet without management present. During the year, a number of informal discussions were held between management and the Board of Directors and between Board members, and some resolutions are passed through the use of unanimous consent resolutions.

The Board of Directors does not currently have a Chairman due to the small size of the Board of Directors, the Company being at the development stage, and the fact that all independent directors are senior and experienced members of the mining and exploration industry. Each of the independent directors provides leadership and direction according to the circumstances.

2.	Board Mandate

The Mandate of the Board of Directors is attached hereto as an Appendix “A”.

3.	Position Descriptions

The Company has developed an Audit Committee Charter and a Board of Directors Mandate to further define the responsibilities of Board members but has not felt it necessary to develop position descriptions for the chair of each committee of the Board of Directors due to the small size of the Company and its Board of Directors, the stage of the Company’s development, and to enable the Board and its committees to operate in an efficient and flexible manner.

The Company also does not have a written position description for the CEO due to the size of the Company and its stage of development. The Board of Directors will consider developing a position description for the CEO as the Company grows and evolves.

4.	Ethical Business Conduct

The Company’s Code of Business Conduct can be viewed on the Company’s website or a copy can be obtained by contacting the Company. The Company has also instituted a “whistleblower” program whereby infractions can be reported to the Chair of the Audit Committee. This policy has been distributed to employees and can be viewed on the Company’s website.

No material change report has been filed that pertains to any conduct of a director or executive officer that constitutes a departure from the Code of Business Conduct.

Any director or executive officer that has a material interest in a transaction or agreement that is being considered by the Company is required to declare a conflict of interest and is excluded from voting and from the decision making process with respect to that issue.

5.	Nomination of Directors

The Board of Directors as a whole, which consists of three independent directors and one non-independent director, reviews the composition of the Board and its committees and recommends changes, if appropriate, evaluates potential candidates and proposes nominees.

6.	Compensation

The Company’s Compensation Committee consists of Mr. Carmel and Mr. Halvorson, both of whom are independent directors. In determining compensation levels for directors and officers, the Compensation Committee assesses the age, experience and qualifications of the individuals involved, reviews industry standards for companies at a comparable stage of development and evaluates these factors in light of corporate resources, objectives and performance. The Compensation Committee then makes a recommendation to the full Board with respect to salaries, bonuses and director’s fees and the full Board makes the final decision with all conflicts declared in advance.

No compensation consultant or advisor has been retained by the Company to date.

7.	Other Board Committees

The Company also has a Corporate Governance Committee which presently consists of Mr. Halvorson and Mr. Netherway, and an Audit Committee which consists of Mr. Netherway, Mr. Carmel and Mr. Halvorson, all of whom are independent directors. The Corporate Governance Committee is responsible for monitoring the company’s Code of Business Conduct and Board Mandate, for reviewing the Board’s performance and related party transactions, and for engaging outside consultants when deemed necessary.

8.	Assessments

The Company has a relatively small Board of Directors which provides the opportunity for all directors to actively interact and to become familiar with one another. Any issues with respect to effectiveness and contribution readily become apparent in this environment and are brought to the attention of the Board by the director concerned.

INTERESTS OF INSIDERS IN MATERIAL TRANSACTIONS

AND MATTERS TO BE ACTED UPON

Except as indicated under the heading “Summary Compensation Table”, no insider of the Company is or has been involved, directly or indirectly, in material transactions during the financial year ended December 31, 2007, or in any contemplated transaction that had or could have a material effect on the Company.

ADDITIONAL INFORMATION

Additional financial information is provided in the Annual Consolidated Financial Statements of the Company, in Management’s Discussion and Analysis of the financial condition and in the Annual Information Form and the notes thereto for the fiscal year ended December 31, 2006. Copies of the Circular and the documents mentioned hereinabove are available on the Company’s website (www.orezone.com) and on SEDAR (www.sedar.com).

Additional copies are also available by contacting the Company at its administrative office:

290 Picton Street, Suite 201

Ottawa, Ontario K1Z 8P8

Telephone: (888) 673-0663 or (613) 241-3699

Facsimile: (613) 241-6005

Email: jeastman@orezone.com

The company may request the payment of reasonable fees if the requesting party is not a shareholder of the Company.

APPROVAL OF CIRCULAR

The Board of Directors of the Company has approved the contents of the Management Information Circular and its sending to the shareholders.

Ottawa, Ontario, April 24, 2008

OREZONE RESOURCES INC.
Per:
Ronald Little, Chief Executive Officer

APPENDIX “A”

BOARD MANDATE

I.	Purpose and Mandate

The Board of Director’s primary responsibilities are the development of policies and procedures by which the business and affairs of the Company are managed, and the supervision of management with respect to the implementation and adoption of those policies and procedures. Directors are guided by applicable corporate laws, by Canadian and US regulatory requirements, and by the duties and responsibilities agreed to and approved by the Board, and are accountable to shareholders of the Company.

All material transactions must be reviewed and approved by the Board prior to implementation. Any responsibility that is not delegated to senior management or to a Board committee remains with the full Board. The Board’s responsibilities include providing guidance to management and reviewing and if thought fit approving, the opportunities presented by management. The Board relies on management for the identification, analysis and presentation of opportunities, preparation of regular reports, and provision of the support, information and analysis necessary for the Board to effectively fulfill its obligations.

The Board has the responsibility to participate with management in developing and approving the Company’s mission statement, its objectives and goals, the strategic plans relating thereto, and monitoring subsequent performance against those plans, objectives and goals.

The Board’s Mandate also includes identifying risks with respect to the Company’s business, ensuring the implementation of appropriate measures to mitigate those risks, monitoring management, reviewing quarterly financial performance and ensuring the timely disclosure of material transactions both through the issuance of news releases and inclusion in the financial statements.

The number of Board of meetings held annually, as well as the related agenda, will reflect the level and nature of the Company’s activities. Approvals evidenced through the use of unanimous consent resolutions will be used where appropriate.

The individual performance of each director and the collective performance of the Board of Directors as a whole will be evaluated on an ongoing and continual basis.

All Directors will be expected exercise their duties and responsibilities in a manner that is consistent with this mandate and with the best interests of the Company and its shareholders.

II.	Composition

The Board of Directors shall consist of five members, the majority of whom are unrelated and independent. The Board in conjunction with the Corporate Governance committee can elect to increase the size of the Board if and when appropriate.

III.	Independence from Management.

All committees of the Board shall be made up of independent directors.

The Company’s Audit, Compensation and Corporate Governance Committees are authorized to engage the assistance of outside advisers at the Company’s expense.

IV.	Specific Responsibilities and Duties.

The Board’s mandate includes the following specific duties and responsibilities:

1.             Reviewing and approving any proposed changes to the Company’s memorandum or articles

2.            Taking appropriate action with respect to any take-over bid, proposed merger, amalgamation, arrangement, and acquisition of all or substantially all of the assets of the Company, or any similar form of business combination, including the approval of any agreements, circulars or other documents in connection therewith.

3.            Approving distributions to shareholders.

4.            Approving any offerings, issuances or repurchases of share capital or other securities.

5.            Approving the establishment of credit facilities and any other long-term commitments.

6.            Selecting, appointing, evaluating and if necessary terminating, the CEO.

7.             Succession planning and other human resource issues. The appointment of all corporate officers requires Board authorization.

8.            Approving the compensation of senior executive officers, including performance bonus plans and stock options.

9.            Adopting a strategic planning process, approving strategic plans, and monitoring performance against those plans.

10.           Reviewing and approving annual operational budgets, capital expenditures and corporate objectives, and monitoring performance relating thereto.

11.           Reviewing policies and procedures to identify business risks, and ensuring that systems and measures are in place to mediate identified risks.

12.           Ensuring that the Company’s internal control and management information systems are effective.

13.          Approving the financial statements, MD&A, AIF, 40F and Notice of Meeting and Information Circular, and making a recommendation to shareholders for the appointment of auditors.

14.          Approving the Company’s code of business ethics, which includes a communications policy for the Company and monitoring its application.

15.          Assessing the contribution of the Board, committees and all directors annually, and planning for succession of the Board.

16.          Arranging formal orientation programs for new directors, where appropriate.

18.          Implementing and monitoring of a Code of Business Conduct.

19.          Defining the duties and the limits of authority of senior management, including approving a position statement for the Chief Executive Officer.

20.          Health and safety and environmental policies and ensuring the implementation of systems to comply with these policies and all relevant laws and regulations.

21.          Overseeing public disclosure policy and approving all major corporate communications prior to release.

V.	Director’s Remuneration and Expenses

Directors’ remuneration is fixed by the Board upon the recommendation of the Compensation Committee. The Directors are also entitled to be reimbursed for reasonable traveling and other expenses properly incurred by them in attending meetings of the Board or any committee thereof or in connection with their services as Directors.

VI.	Board Meeting Process

The powers of the Board may be exercised at a meeting for which proper notice has been given and at which a quorum is present or, in appropriate circumstances, by a unanimous consent resolution signed by all directors.

Meetings

Quarterly meetings of the Directors will be called by the Corporate Secretary unless otherwise directed by the Board. Additional meetings will be called as circumstances require. Any Director may call a meeting of the Board at any time.

Notice of Meeting

Reasonable notice of the time and place of each meeting shall be given by email, mail, telephone or fax. A notice of meeting of directors need not specify the purpose of or the business to be transacted at the meeting except where the Act requires such purpose of business to be specified.

Quorum

The quorum for the transaction of business at any meeting of the board shall be a majority of directors or such other number of Directors as the Board may from time to time determine according to articles of the Company.

Voting

At all meetings of the Board every resolution shall be decided by a majority of votes cast on the resolution and in case of any equality of votes, the Chairman has a second casting vote. Alternatively, the Chairman can abstain from voting.

Order of Business

The Board shall endeavor to conduct its business effectively and efficiently. Accordingly, it shall be normal procedure to provide Directors with the agenda and materials at least five business days ahead of time in order that they may arrive at the meeting fully prepared.

Minutes of the meetings

A secretary shall be named for each Board and Committee meeting and minutes will be circulated at lease one week before the next meeting. Minutes of the committee meetings will be given to each Board member.

EXHIBIT 99.2

OREZONE
Explore. Discover. Produce.

Computershare
9th Floor, 100 University Avenue
Toronto, Ontario M5J 2Y1
www.computershare.com

Security Class

Holder Account Number

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Form of Proxy - Annual and Special Meeting to be held on May 29, 2008

This Form of Proxy is solicited by and on behalf of Management.

Notes to proxy

1. **Every holder has the right to appoint some other person or company of their choice, who need not be a holder, to attend and act on their behalf at the meeting. If you wish to appoint a person or company other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).**

2. If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you may be required to provide documentation evidencing your power to sign this proxy with signing capacity stated.

3. This proxy should be signed in the exact manner as the name appears on the proxy.

4. If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder.

5. **The securities represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by Management.**

6. The securities represented by this proxy will be voted or withheld from voting, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly.

7. This proxy confers discretionary authority in respect of amendments to matters identified in the Notice of Meeting or other matters that may properly come before the meeting.

8. This proxy should be read in conjunction with the accompanying documentation provided by Management.

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Proxies submitted must be received by 5:00 p.m., Eastern Daylight Time, on May 27, 2008.

VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK!

To Vote Using the Telephone

- Call the number listed BELOW from a touch tone telephone.

1-866-732-VOTE (8683) Toll Free

To Vote Using the Internet

- Go to the following web site: www.investorvote.com

If you vote by telephone or the Internet, DO NOT mail back this proxy.

Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual.

Voting by mail or by Internet are the only methods by which a holder may appoint a person as proxyholder other than the Management nominees named on the reverse of this proxy. Instead of mailing this proxy, you may choose one of the two voting methods outlined above to vote this proxy.

To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER, HOLDER ACCOUNT NUMBER and ACCESS NUMBER listed below.

CONTROL NUMBER **HOLDER ACCOUNT NUMBER** **ACCESS NUMBER**

27MA08032.E.SEDAR/000001/000001/i

Appointment of Proxyholder

I/We, being holder(s) of Orezone Resources Inc. (the "Company") hereby appoint: Ronald Little, the Chief Executive Officer of the Company, OR

Print the name of the person you are appointing if this person is someone other than the Management Nominees listed herein.

as proxyholder for and on behalf of the Registered Shareholder with full power of substitution, to attend, act and vote for and on behalf of the Registered Shareholder in respect of all matters that may properly come before the Annual and Special Meeting of the Company to be held at 4:30 p.m. (Eastern Time) at Rideau Club, 99 Bank Street, 15th Floor, Ottawa, Ontario, on Thursday, May 29, 2008 *(A dress code applies at the Rideau Club: Men must wear a suit or jacket and tie at all times, no jeans; women must wear a skirt, blouse and jacket or pantsuit)* and at every adjournment thereof, to the same extent and with the same powers as if the undersigned Registered Shareholder were present at the said Meeting, or any adjournment thereof.

VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES.

1. Election of Directors

	For	Withhold		For	Withhold		For	Withhold
01. RONALD LITTLE	☐	☐	02. MICHAEL HALVORSON	☐	☐	03. PAUL CARMEL	☐	☐
04. DAVID NETHERWAY	☐	☐	05. ALAIN KRUSHNISKY	☐	☐			

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	For	Withhold
2. Appointment of Auditors - To appoint Deloitte & Touche LLP, Chartered Accountants, as auditors of the Company for the ensuing fiscal year ending December 31, 2008 and to authorize the directors to fix the auditors' remuneration.	☐	☐

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Authorized Signature(s) - This section must be completed for your instructions to be executed.

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. **If no voting instructions are indicated above, this Proxy will be voted as recommended by Management.**

Signature(s)

Date

DD / MM / YY

Interim Financial Statements - Mark this box if you would like to receive interim financial statements and accompanying Management's Discussion and Analysis by mail. ☐

Annual Report - Mark this box if you would NOT like to receive the Annual Report and accompanying Management's Discussion and Analysis by mail. ☐

If you are not mailing back your proxy, you may register online to receive the above financial report(s) by mail at www.computershare.com/mailinglist.

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